UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For April 02, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated April 02, 2007 - Director/PDMR Shareholding




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.


1. Name of the issuer


Bunzl plc


2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

Michael James Roney, Brian Michael May and Patrick Lawrence Larmon (iii)

Paul Nicholas Hussey, Nancy Emma Lester, Celia Frances Baxter, James Alan Cunningham and Frank Andre van Zanten (i)

3. Name of person discharging managerial responsibilities/director

Persons names in 2 above.


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



8 State the nature of the transaction



9. Number of shares, debentures or financial instruments relating to shares acquired



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



11. Number of shares, debentures or financial instruments relating to shares disposed



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



13. Price per share or value of transaction



14. Date and place of transaction



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



16. Date issuer informed of transaction



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant


2 April 2007


18. Period during which or date on which it can be exercised

02 April 2010 - 01 April 2013 (subject to satisfaction of performance conditions)


19. Total amount paid (if any) for grant of the option


N/A


20. Description of shares or debentures involved (class and number)

Michael James Roney 50,500

Brian Michael May 23,500

Patrick Lawrence Larmon 32,500

Paul Nicholas Hussey 11,250

Nancy Emma Lester 13,125

Celia Frances Baxter 11,250

James Alan Cunningham 15,000

Frank Andre van Zanten 15,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


Nil


22. Total number of shares or debentures over which options held following notification


Michael James Roney - 915,365

Brian Michael May - 418,626

Patrick Lawrence Larmon - 718,545

Paul Nicholas Hussey - 386,576

Nancy Emma Lester - 268,543

Celia Frances Baxter - 304,131

James Alan Cunningham - 207,005

Frank Andre van Zanten - 179,882


23. Any additional information


Award of performance shares under Part B of the Company's Long Term Incentive
Plan


24. Name of contact and telephone number for queries


Mrs A Matthews - 020-7495-4950


Name and signature of duly authorised officer of issuer responsible for making notification


Mr P N Hussey, Company Secretary


Date of notification


2 April 2007
END




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  April 02, 2007                         By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer